

Annual Report

2018

Annual Report 2018

Throughout this document, mentions of Involved refer to Involved, Inc., a corporation formed on March 2, 2017 in Delaware (the “Company”). The Company’s physical address is 57 Simpson Ave., Somerville, MA 02144.

You may contact the Company by emailing jacob@involved.vote. This annual report is posted on the Company’s website, involved.vote. The Company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Involved, Inc. ("Involved" or "Company") is a corporation formed on March 2, 2017 in Delaware. The Company's physical address is 57 Simpson Ave., Somerville, MA 02144. The Company's web site may be accessed at involved.vote.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JACOB DANSEY

Board positions with Involved

Dates	Position	Principal Occupation
3/2017 - Current	Director	President/CEO

Positions with Involved

Dates	Position	Responsibilities
3/2017- Current	President/CEO	Sets vision and strategy of the company, ensures adequacy of capital levels, Assists with software development, sales, finance, fundraising, marketing, PR and hiring.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
6/2016-8/2016	CACI	*Title*: Engineering Intern, Developer for scheduling software

Principal Business: CACI is a Fortune 500 publicly traded company providing information solutions and services in support of national security missions and government transformation for Intelligence, Defense, and Federal Civilian customers.

Responsibilities: Develop a constraint-based scheduling algorithm that optimizes cell tower coverage.

RICK DANSEY

Board positions with Involved

Dates	Position	Principal Occupation
3/2017 - Current	Director	Chief Growth Officer at TeraThink

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/2017- Current	TeraThink	*Title*: Chief Growth Officer *Principal Business:* TeraThink was incorporated in 2002 with a primary focus of providing enterprise resource planning (ERP) integration services to the federal government. *Responsibilities*: Responsible for the business growth and strategic direction at Terathink, which has doubled its annual revenue since Mr. Dansey came to TeraThink in February 2017.
12/2016 - Current	netElastic Systems	*Title*: Board of Directors *Principal Business*: netElastic Systems is a start-up software company providing end-to-end solutions for software-defined networks and network function virtualization. *Responsibilities*: One of five Board Members overseeing company operations.
12/1998 - 10/2014	CACI	*Title*: Executive Vice President and Business Group Manager

Principal Business: CACI is a Fortune 500 publicly traded company providing information solutions and services in support of national security missions and government transformation for Intelligence, Defense, and Federal Civilian customers.

Responsibilities: Responsible for business delivery and growth of a $700M portfolio of business with 3500 employees to the Federal government.

JOHN KNOLLMEYER

Positions with Involved

Dates	Position	Responsibilities
3/2/2017- Current	Chief Technology Officer	Responsible for overseeing all technical aspects of the company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
8/2017-Current	Amazon	*Title*: Software Developer *Principal Business*: E-commerce *Responsibilities*: Works on Amazon's Alexa software.
5/2016-8/2016	MathWorks	*Title*: Software Engineering Intern *Principal Business*: MathWorks develops, sells, and supports MATLAB and Simulink products. *Responsibilities*: Assisted in the development of MathWorks software.

CALEB MCDERMOTT

Positions with Involved

Dates	Position	Responsibilities
3/2/2017	Head of Marketing	In charge of marketing strategy and execution; Assists with sales, design, hiring.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2/2015 - 9/2015	Pinch App	*Title*: Marketing and Business Development Intern Marketer
		Principal Business: On-Demand Services Application
		Responsibilities: Responsible for creating a voice through social media, and grassroot campaigns for the Pinch mobile app.
8/2015 - Present	Colleen Foundation	*Title*: Founder
		Principal Business: Philanthropy and Entertainment
		Responsibilities: Organizing, marketing, and hosting philanthropic events in Boston area to benefit the Dana-Farber Cancer Institute.
Dates: 5/2016 - 9/2016	'Stache Media (Sony Music)	*Title*: Market Strategy Intern (SLR)
		Principal Business: Marketing
		Responsibilities: Developing marketing campaigns, planning promotional activities, creating performance reports, leading street team activities.

3. **What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

Jacob Dansey owns 2,275,581 shares of common stock, representing a voting power of 60.07%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Our mission at Involved is to increase civic engagement by finding a way to reach the average citizen. What we are is a micro-polling software, allowing representatives and organizations to gather public opinion through viral, single-issue surveys. Residents can respond in one click via email, text or social media, leave private comments and easily share the question with friends and neighbors.

With Involved, our vision is to be a virtual office for elected officials around the world. What this means is that every citizen will have immediate access to their representatives to report issues and voice their opinion. In order to tackle this, we see ourselves expanding beyond micro-polling in to the CRM space and using machine learning to analyze and bucket information coming in from various mediums.

5. How many employees does the Company currently have? (§ 227.201(e))

3

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. We're relatively young first-time founders with minimal employment history outside of Involved. However, we believe we are balancing our lack of employment history through a strong network of mentors and advisors.

2. There is a market risk associated with getting people to participate in an application such as this. Our value proposition is in appealing to a large audience by making it easier to interact.

3. Our CTO, John Knollmeyer works at Amazon and is working for Involved part-time until we can sustain another full-time employee.

4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

5. The market for cloud applications is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.

6. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.

7. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive to the previous premises-based model.

8. We are subject to the data privacy and protection laws and regulations adopted by federal and state governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business

9. Startups are an inherently risky investment due to the volatility of early stage companies. Startups have fewer resources and experience compared to larger corporations. They may not be able to raise additional funding or achieve profitability before running out of capital, so there's a risk of not achieving a liquidity event.

10. Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital. It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	3,788,205	Yes	N/A

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

To determine the value of the company, we used a pre-money valuation report conducted by Gust that took into account factors such as team, traction and market opportunity. This valuation tool can be found at https://gust.com/. We believe this valuation model would be an appropriate method to determine the value of the company in the future.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties (portions of § 227.201(m))

As a minority owner of Involved, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Involved and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The issuer has no material indebtedness.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
10/2017	Common Stock	$56,502	Section 4(a)(6)	Operating Capital
12/2018	Common Stock	$16,676	Section 4(a)(6)	Operating Capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

In August 2018, Rick Dansey invested $20,000 on an uncapped, 20% discount SAFE. Rick Dansey is a Director on Involved's Board of Directors and the father of Jacob Dansey.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. The Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For Companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For Companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, Companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the Company in this question refers to the Company and its predecessors, if any. (§ 227.201(s))

2017 Financials:

Funding History: Raised $56,502 in common stock on Netcapital at a post-money valuation of $1,213,736

Operating History: Founded in February of 2017.

Operating Expenses: The money raised on Netcapital has gone to living expenses for Caleb and Jacob, hosting and administrative expenses, and marketing. The monthly burn rate on this has fluctuated between $3000-$9000 depending on marketing purchases made.

Revenue: Since raising, we have received our first payment from a customer, State Senator Michael Brady, for $120 to get started on the platform.

2018 Financials:

Funding History: Raised $20,000 on an uncapped SAFE and $16,676 in common stock on Netcapital at a post-money valuation of $2,833,219.

Operating Expenses: Money raised has gone to living expenses for Caleb and Jacob, as well as hosting, legal and administrative expenses. The monthly burn rate is approximately $3,500.

Revenue: In Q4 2018 we made $980, $480 of which is annual recurring revenue. In Q1 2019, we had our first profitable month in February with $4000 in annual subscription sales.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Involved has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Involved will file a report electronically with the SEC annually and post the report on its web site (involved.vote) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Involved, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Jacob Dansey, certify that the financial statements of Involved, Inc. included in this Form are true and complete in all material respects.

/s/ Jacob Dansey

X_____

Name: Jacob Dansey

 Title: Chief Executive Officer

Date: April 19, 2019

Financial Statements

Involved, Inc.

Statement of Changes in Shareholders' Equity

From March 2, 2017 (Inception) to December 31, 2018

(Unaudited)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, April 6, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	5,226,0	523	56,479		57,002
Offering costs			(2,769)		(2,769)
Stock repurchase	(867,24	(87)			(87)
Net loss				(8,338)	(8,338)
Balance, December 31, 2017	4,358,7	436	53,710	(8,338)	45,808
Issuance of common stock	10,839	1	16,626		16,627
Offering costs			(767)		(767)
SAFE			20,000		20,000
Stock repurchase	(581,39	(58)			(58)
Net loss				(69,067)	(69,067)
Balance, December 31, 2018	$ 3,788,	$ 379	$89,569	$ (77,405)	$ 12,543

14

Involved, Inc.
Statement of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2018	For the Peridod March 2, 2017 (Inception) to December 31, 2017
Revenues	$ 1,774	$ -
Cost of sales	-	-
Gross profit	1,774	-
Salaries & wages	49,489	-
Legal and professional	10,699	-
Advertising & marketing	5,714	-
Stockholder compensation	-	14,785
General & administrative	4,939	3,553
Total Operating Expenses	70,841	18,338
Other Income / (Expense)		
Grant revenue	-	10,000
Provision for income taxes	-	-
Net loss	$ (69,067)	$ (8,338)

Involved, Inc.
Statement of Cash Flows
(Unaudited)

		Year Ended December 31, 2018		For the Period March 2, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:				
Net income	$	(69,067)	$	(8,338)
Changes in operating assets and liabilities:				-
Prepaid expenses		(6,445)		
Accrued expenses		(2,349)		2,349
Net cash used in operating activities		(77,861)		(5,989)
Cash flows from investing activities		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Issuance of common stock		16,627		57,002
Offering costs		(767)		(2,769)
Proceeds from SAFE		20,000		-
Stock repurchase		(58)		(87)
Net cash provided by financing activities		35,802		54,146
Net cash increase for period		(42,059)		48,157
Cash at beginning of period		48,157		-
Cash at end of period	$	6,098	$	48,157

Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-

Involved, Inc.
Balance Sheet
(Unaudited)

	December 31, 2018		December 31, 2017
ASSETS			
Cash	$ 6,098	$	48,157
Prepaid expenses	6,445		-
Total current assets	12,543		48,157
Total assets	$ 12,543	$	48,157
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities			
Current liabilities			
Accrued expenses	$ -	$	2,349
Total current liabilities	-		2,349
Common stock, par value $0.0001; 10,000,000 shares authorized,			
3,788,205 and 4,358,761 issued and outstanding in 2018	379		436
Capital in excess of par value	89,569		53,710
Accumulated deficit	(77,405)		(8,338)
Total shareholders' equity	12,543		45,808
Total liabilities and shareholders' equity	$ 12,543	$	48,157